Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of December 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: December 20  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

CONN-X REDUCED TARIFFS BY UP TO 44.5%

AND OFFER OF NEW INTERNET ACCESS SPEED OF UP TO 24 Mbps

Αthens, December 20, 2007 – The Hellenic Telecommunications Organization SA (OTE SA), announces new, reduced tariffs by up to 44.5% for its Conn-x (ADSL) packages. The new tariffs, which are effective from December 17, 2007 apply to all new, as well as existing connections.

Moreover, OTE will also proceed, free of charge, with a gradual upgrade of connection speed from 768/192 Kbps to 1024/256 Kbps. As of December 17, 2007, all 1024/256 Kbps speed connections will be charged at the new price of €16.50 per month.

In addition, OTE is announcing the offer of new, faster, internet access speeds of up to 24 Mbps, at the price of €29.90 per month.

Specifically, the new Conn-x packages tariffs are as follows:

Nominal current access speed (downstream/upstream)	Current monthly fee	New Nominal access speed	New monthly fee	Difference
768 / 192	€18.50	1024 / 256	€16.50	-10.81%
1024 / 256	€21.50			-23.26%
2048 / 256	€29.50	2048 / 256	€19.50	-33.90%
4096 / 256	€38.50	4096 / 256	€22.50	-41.56%
8192 / 384	€48.50	8192 / 384	€26.90	-44.54%
-	-	Up to 24576 / 1024	€29.90	New speed

Note: All prices include 19% VAT

The new internet access speed of up to 24 Mbps is available in Athens, Thessaloniki, the major cities of Greece, such as Patra, Ioannina, Iraklion, Alexandroupolis, Larisa, Volos, Kavala, Xanthi, Komotini, as well as in 35 other cities. The new service will gradually become available in more cities across the country.

The new tariff reduction follows two rate cuts implemented earlier in the year, in May and February.

OTE’s offering of faster ADSL speeds at highly competitive prices will contribute to the further promotion of broadband in Greece.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 20, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer